STATE OF ALASKA FILES SUIT TO STRIKE DOWN ANTI-PEBBLE ORDINANCE

November 3, 2011, Vancouver, BC – The State of Alaska has filed a constitutional challenge in Alaska Superior Court to strike down a municipal ordinance recently enacted by ballot measure in Southwest Alaska’s Lake & Peninsula Borough. By a margin of just 34 votes, local voters supported a ballot measure put forward by anti-Pebble activists that would restrict future development that affects more than one square mile of land within the 31,000 square mile borough.

In a statement, the Alaska Department of Law argues that the Lake & Peninsula Borough ordinance is invalid as it seeks to “nullify state permitting processes and prevent the development of certain large-scale resource development activity….While boroughs have limited power to regulate some of the activities associated with resource development, a small majority of voters in a local community cannot usurp the more comprehensive state authority and eliminate the entire state permitting process.”

The Pebble Limited Partnership (the “Pebble Partnership” or “PLP”) previously initiated a legal challenge against the ballot measure and resulting ordinance. Proceedings are set to begin in Alaska Superior Court on November 7, 2011. In addition to PLP and the State of Alaska, the municipal ordinance is opposed by a broad spectrum of Alaska interests, including a group of four Alaska Native village corporations representing seven Lake & Peninsula Borough communities whose private land holdings would be affected. It is also opposed by the Resource Development Council for Alaska, the Alaska State Chamber of Commerce, the Alaska Miners Association, the Council of Alaska Producers, the Alaska Oil and Gas Association, Alaska Industry Support Alliance, among others.

“We agree that development of state-owned resources on state lands in Alaska should not be restricted by municipal ordinance, particularly when the basis for such legislation is a misleading ballot measure that would have disastrous consequences for Southwest Alaska,” said Ron Thiessen, President & CEO of Northern Dynasty Minerals Ltd. (“Northern Dynasty”) (TSX: NDM) (NYSE Amex: NAK). “This is a region that badly needs investment in new economic opportunities, particularly those that respect regional needs, address key environmental concerns and demonstrate they can be safely developed in collaboration with a robust fishery.

“Ultimately, we believe the State of Alaska’s constitutional obligation to manage natural resources on state land for the benefit of all Alaskans will prevail over the unconstitutional efforts of narrow self-interests to restrict development in a region the size of South Carolina.”

Thiessen said the Pebble Partnership will continue to invest in the State of Alaska with the goal of finalizing a Prefeasibility Study for the Pebble Project and initiating federal and state permitting under the National Environmental Policy Act (NEPA) in late 2012. He said court proceedings related to the ordinance will advance in parallel with efforts to design an environmentally sound and socially responsible project that co-exists with clean water, healthy fisheries and traditional ways of life in Southwest Alaska.

The Lake & Peninsula Borough ballot measure was sponsored by paid opponents of the Pebble Project, whose goal is to halt the project before it completes a Prefeasibility Study and initiates federal and state permitting.

“(This case) is about upholding the State’s constitutional authority and responsibility to evaluate whether, on balance, development of Alaska’s resources is beneficial to all Alaskans,” said Alaska Attorney General John Burns. “This administration has consistently maintained that the State will not sacrifice one resource for another. In the case of Pebble, we haven’t yet even considered the pros and cons of any development that may be proposed. But the Alaska Constitution requires the State – not the borough – to fairly and completely conduct this evaluation.

About the Pebble Project

The Pebble Project is an initiative of the Pebble Partnership to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine. The project is located 200 miles southwest of Anchorage on state land designated through two public land use planning exercises for mineral exploration and development. It is situated approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

The Pebble Project consists of the Pebble deposit, surrounding mineral claims and a stream of financing provided by Northern Dynasty’s project partner Anglo American US (Pebble) LLC. The Pebble Partnership was established in July 2007 as a 50:50 partnership between a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc. Both Northern Dynasty and Anglo American have equal rights of management, operatorship and control in the Pebble Partnership.

Under the terms of the Pebble Limited Partnership Agreement, Anglo American is required to elect to commit $1.5 billion in staged investments in order to retain its 50% interest in the Pebble Project. Funds provided by Anglo American are currently being invested in comprehensive exploration, engineering, environmental and socioeconomic programs toward the future development of the Pebble Project.

About Northern Dynasty

Northern Dynasty Minerals Ltd. is a mineral exploration and development company based in Vancouver, Canada, which holds indirect interests in 650 square miles of mineral claims in southwest Alaska, USA. Northern Dynasty’s principal asset is a 50% interest in the Pebble Partnership, owner of the Pebble Copper-Gold-Molybdenum Project. The Pebble Project is an advanced-stage initiative to develop one of the most important mineral resources in the world.

For further details on Northern Dynasty please visit the Company’s website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Sole Responsibility

No regulatory authority accepts responsibility for the adequacy or accuracy of this release. Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socioeconomic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.